UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

As previously disclosed in the report on Form 6-K furnished on December 12, 2018, AC Immune SA and Eli Lilly and Company entered into a license and collaboration agreement (the “License Agreement”) subject to customary antitrust review. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired as of 11:59 p.m. EST on January 22, 2019. As a result, all conditions to effectiveness have been met and the License Agreement became effective as of January 23, 2019. For a description of the terms of the License Agreement, refer to the report on Form 6-K furnished on December 12, 2018.

This report on Form 6-K hereto shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-224694), the registration statement on Form F-3 (Registration Number: 333-227016) and the registration statement on Form S-8 (Registration Number: 333-216539) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

		By:	/s/ Joerg Hornstein
			Name:	Joerg Hornstein
			Title:	Chief Financial Officer
Date:	January 23, 2019